FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2022 Earnings Presentation (Supplementary information)

Earnings presentation: Supplementary information — 2022 2 February 2023

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non- IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (Santander) Q4 2022 Financial Report, published as Inside Information on 2 February 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor, save as expressly indicated under ‘Auditors’ review’, reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby announces that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information The following important factors (and others described elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; and (8) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Appendix Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

5 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) Spain: Parent bank, UK: Ring-fenced bank. (3) 12 month average, provisional data. Liquidity Balance Sheet ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances € bn, Dec-22 € bn, Dec-22 Equity and other liabilitiesFinancial assets HQLAs3 319 44 88 131 1,036 187 55 1,025 1,442 1,442 Assets Liabilities 1 Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) Dec-22 Sep-22 Spain2 148% 185% UK2 157% 166% Portugal 133% 149% Poland 167% 159% US 125% 133% Mexico 171% 157% Brazil 127% 139% Chile 202% 201% Argentina 236% 206% SCF 241% 168% Group 152% 170% 118% 111% 114% 120% 173% 132% 126% 144% 110% 111% Sep-22 121% HQLAs Level 1 304.5 HQLAs Level 2 6.9 o/w Level 2A 3.3 o/w Level 2B 3.6

6 Additional opportunities from rebuilding ALCO portfolios from current exposure, especially in euros Bond Portfolio1%, Dec-22 o/w euro area countries 25% Portfolio size €107bn (HTC&S €55bn) SCF; 7% Spain; 16% UK; 4% Poland; 11% Portugal; 2% USA; 15% Mexico; 15% Brazil; 12% Chile; 11% Other South America; 7% (1)ALCO portfolio: €82bn; other government bond holdings: €25bn.

7 Conservative and decentralized liquidity and funding model (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes Banco Santander, S.A. and Santander International Products PLC. Note: preference shares also includes other AT1 instruments. Spain2 UK DCB Chile USA Other  Other includes issuances in Brazil, Mexico, Portugal, Poland and Peru €40bn1 issued in public markets in 2022 € bn, Dec-22, Average exchange rates 3.4 10.4 5.5 4.8 4.6 1.5 1.7 1.8 1.4 1.2 3.0 9.4 18.1 12.0 0.0 0.1 Covered bonds Senior Senior non- preferred Preference shares Sub debt Very manageable maturity profile € bn, Dec-22 Covered Bonds Senior Non- Preferred Senior Other 2023 2024 2025 2026 >2026 3.4 7.6 4.5 6.9 21.6 7.0 4.5 8.9 8.6 27.5 7.3 18.4 12.4 6.4 15.3 0.7 - 3.7 2.6 19.3

8 Issuances against 2022 funding plan Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes €1.8bn of sub debt issued in Q4’21 as pre-funding for 2022. (2) Includes €2.1bn of senior non-preferred issued Q4’21 as pre-funding for 2022. Banco Santander, S.A.’s 2022 funding plan contemplates the following:  The Financial Plan is mainly focused on covering TLAC/MREL requirements to:  continue building up TLAC/MREL buffers.  pre-finance senior non-preferred / senior preferred transactions which lose TLAC/MREL eligibility due to entering in the <1 year window.  cover the increase in estimated RWAs which are the base of both requirements. Execution of 2022 funding plan € bn, Dec-22 Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A. 3 - 3.5 1.8 9 - 10 17.5 - 3.4 12 - 13.5 22.8 SCF - - 5 - 6 1.5 0 - 0.5 - 5 - 6.5 1.5 UK - - 3 - 4 4.7 0.5 - 0.75 4.8 3.5 - 4.75 9.5 SHUSA - - 2 - 2.5 3.5 - - 2 - 2.5 3.5 TOTAL 3 - 3.5 1.8 19 - 22.5 27.3 0.5 - 1.25 8.2 22.5 - 27.25 37.3 Hybrids SNP + Senior Covered Bonds TOTAL 1 2 1 2

9 2023 funding plan and 2023 YTD issuances Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A 0.5 - 1.5 - 9-10 5.8 6-7 3.5 15 - 17 9.3 UK - - 3-4 1.2 5-6 1.7 8-10 2.9 SCF - - 2-4 - - - 2-4 - SHUSA - - 1-2 - - - 1-2 - TOTAL 0.5 - 1.5 - 15 - 20 7.0 11-13 5.2 26 - 33 12.2 TOTALHybrids SNP + Senior Covered Bonds 2023 funding plan € bn, Jan-23 Banco Santander, S.A.’s 2023 funding plan contemplates the following:  Continue fulfilling the 1.5% AT1 and 2% T2 buffers subject to RWA growth.  MREL & TLAC ratios above regulatory requirements.  Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers.  Frontloading of issuances in the first quarter of the year, having issued EUR 9.3 billion (55% of the funding plan), particularly focused on liquidity issuances.

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Dec-22
13.26%
T2
2.40%
AT1
1.80%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.89%
Pillar 1
4.50%
+272bps
+276bps
+311bps
CCyB,[1]
0.18%
15.99%
2.36%
T2
1.45%
AT1
12.18%
CET1
Regulatory Requirement
2022
Group ratios Dec-22

- The **minimum CET1** to be maintained by the Group is 9.07%
- As of Dec-22, the distance to the MDA is 272bps[2] and the CET1 management buffer is 311bps

Assumed capital requirements (fully-loaded)**



Dec-22
13.26%
T2
2.40%
AT1
1.80%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.89%
Pillar 1
4.50%
+254bps
+262bps
+296bps
CCyB,
0.18%
15.81%
2.32%
1.45%
12.04%
>15%
2.00%
T2
1.50%
AT1
11-12%
CET1
Assumed regulatory
requirement 2022
Group ratios Dec-22
Medium-term
target ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Estimated countercyclical buffer as of Dec-22.

(2) MDA trigger = 3.11% - 0.35% - 0.04% = 2.72% (35bps of AT1 shortfall and 4bps of T2 shortfall are covered with CET1).

Santander
10

11 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. Note: Figures applying the IFRS 9 transitional arrangements. (1) TLAC RWAs are €293bn and leverage exposure is €829bn. MREL RWAs are €381bn and leverage exposure is €890bn. (2) MREL Requirement based on RWAs from Jan-24: 30.32% + Combined Buffer Requirement (CBR). MREL Dec-22(e) €9.9bn €17.4bnDistance to M-MDA €21.0bn €27.8bn % and € bn Req. 32.6% 337bps 210bps 552bps 312bps Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt 29.0% 13.2% 3.7% 5.5% 3.1% 38.2% 16.3% % RWAs % LE 74.8 8.0 10.1 3.0 27.8 21.6 145.2 MREL instruments TLAC Dec-22(e) % Req. 21.7% 18.0% 6.8% 3.7% 3.4% 2.1% 25.1% 8.9% % RWAs % LE

12 Appendix Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

13 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Europe 2.06 2.02 1.98 1.99 2.08 2.23 2.44 2.86 Spain 1.84 1.78 1.68 1.69 1.73 1.78 1.98 2.48 United Kingdom 2.27 2.25 2.27 2.23 2.23 2.30 2.43 2.67 Portugal 1.52 1.47 1.44 1.41 1.42 1.45 1.64 2.33 Poland 2.90 2.91 2.93 3.31 4.64 6.21 7.28 7.64 North America 7.71 7.59 7.48 7.38 7.37 7.63 8.14 8.75 US 6.91 6.76 6.59 6.41 6.29 6.40 6.90 7.35 Mexico 10.11 10.03 10.08 10.23 10.47 11.07 11.81 12.80 South America 9.92 10.00 10.52 12.42 12.90 14.67 14.53 13.86 Brazil 11.37 11.63 12.20 13.25 14.36 14.89 14.81 14.90 Chile 6.87 6.63 6.93 10.61 9.99 14.25 13.16 11.47 Argentina 22.03 21.97 21.63 23.33 24.39 28.80 34.39 37.44 Digital Consumer Bank 3.98 3.94 3.93 3.88 4.02 4.00 4.02 4.28 Yield on loans (%)

14 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Europe 0.11 0.08 0.07 0.07 0.08 0.14 0.25 0.53 Spain 0.05 0.05 0.05 0.05 0.05 0.05 0.09 0.22 United Kingdom 0.21 0.14 0.11 0.10 0.12 0.21 0.35 0.79 Portugal 0.02 0.01 0.01 0.01 0.00 0.00 0.06 0.05 Poland 0.06 0.04 0.02 0.04 0.16 0.49 1.00 1.58 North America 0.65 0.61 0.65 0.67 0.73 0.88 1.22 1.87 US 0.17 0.12 0.11 0.08 0.09 0.21 0.51 1.07 Mexico 1.87 1.87 2.03 2.21 2.39 2.58 3.08 3.91 South America 1.79 2.14 2.78 3.91 5.20 6.54 8.09 8.15 Brazil 1.46 2.14 3.06 4.57 6.15 7.22 8.52 8.60 Chile 0.35 0.31 0.41 1.05 1.60 2.91 4.13 4.55 Argentina 11.48 11.92 12.13 12.05 13.62 17.65 22.86 28.10 Digital Consumer Bank 0.30 0.26 0.21 0.21 0.22 0.26 0.39 0.71 Cost of deposits (%)

15 Appendix Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

16 Exposure ¹ Coverage Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Stage 1 885 904 912 929 967 998 1,030 1,004 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.4% Stage 2 70 70 67 71 68 66 70 69 8.1% 8.2% 8.6% 7.7% 8.0% 8.5% 7.7% 7.7% Stage 3 32 33 33 33 36 34 36 35 42.5% 42.2% 43.0% 41.3% 41.0% 40.1% 41.0% 40.8% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 27 bn in March 2021, EUR 26 bn in June 2021, EUR 27 bn in September 2021, EUR 18 bn in December 2021, EUR 22 bn in March 2022, EUR 23 bn in June 2022, EUR 21 bn in September 2022 and EUR 16 bn in December 2022).

17 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Europe 3.26 3.30 3.15 3.12 3.01 2.63 2.58 2.37 Spain 4.98 5.16 4.86 4.72 4.47 3.83 3.69 3.27 United Kingdom 1.35 1.30 1.27 1.43 1.42 1.17 1.16 1.21 Portugal 3.84 3.71 3.44 3.44 3.42 3.33 3.03 2.99 Poland 4.82 4.58 4.34 3.61 3.50 3.45 3.63 3.80 North America 2.39 2.28 2.56 2.42 2.83 2.71 2.79 3.03 US 2.11 2.00 2.36 2.33 2.75 2.64 2.92 3.25 Mexico 3.21 3.10 3.14 2.73 3.09 2.95 2.34 2.32 South America 4.30 4.36 4.38 4.50 5.05 5.39 5.54 6.20 Brazil 4.42 4.55 4.72 4.88 5.68 6.34 6.63 7.57 Chile 4.74 4.57 4.36 4.43 4.70 4.70 4.63 4.99 Argentina 2.32 3.34 3.85 3.61 3.21 2.48 2.13 2.08 Digital Consumer Bank 2.23 2.18 2.15 2.13 2.27 2.22 2.20 2.06 TOTAL GROUP 3.20 3.22 3.18 3.16 3.26 3.05 3.08 3.08 NPL ratio (%)

18 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Europe 50.0 48.4 51.1 49.4 49.1 50.2 49.7 51.8 Spain 48.0 45.7 49.6 51.4 50.4 49.4 49.3 51.0 United Kingdom 40.5 37.4 36.6 25.8 26.1 32.9 32.4 33.8 Portugal 69.2 73.0 75.5 71.7 72.8 74.3 76.3 79.3 Poland 70.3 72.4 74.6 73.9 78.5 76.0 74.8 74.0 North America 153.4 152.3 139.3 134.9 110.5 111.4 102.7 93.3 US 183.2 185.7 161.5 150.3 122.2 121.0 102.8 90.3 Mexico 95.6 90.6 90.1 95.0 79.5 84.1 102.7 106.6 South America 98.4 98.1 98.8 98.3 92.2 86.9 84.7 76.0 Brazil 116.5 112.3 111.8 111.2 101.1 92.3 89.2 79.5 Chile 63.4 63.9 64.1 63.3 60.7 60.4 60.3 56.3 Argentina 232.4 167.6 149.3 153.8 161.7 171.1 179.0 180.4 Digital Consumer Bank 111.4 111.9 112.8 107.8 99.4 97.4 95.6 92.8 TOTAL GROUP 74.0 72.9 74.0 71.3 69.5 70.6 69.7 67.5 Total coverage ratio (%)

19 Spain, 20.9% UK, 4.4% Portugal, 4.2% Poland, 4.0% Other Europe, 0.1% US, 17.6% Mexico, 4.8% Brazil, 26.2% Chile, 5.7% Argentina, 0.9% Other South America, 0.8% Digital Consumer Bank, 10.2% Spain, 28.4% UK, 9.1% Portugal, 3.7% Poland, 3.8% Other Europe, 0.0% US, 13.5% Mexico, 3.1% Brazil, 22.8% Chile, 7.1% Argentina, 0.4% Other South America, 0.5% Digital Consumer Bank, 7.6% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. December 2022

20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Europe 0.51 0.49 0.48 0.39 0.37 0.37 0.36 0.39 Spain 0.79 0.91 0.97 0.92 0.88 0.79 0.71 0.61 United Kingdom 0.21 0.09 0.01 (0.09) (0.08) (0.02) 0.02 0.12 Portugal 0.38 0.41 0.35 0.09 0.03 (0.05) (0.12) 0.04 Poland 1.02 0.88 0.82 0.67 0.65 0.95 1.07 1.43 North America 2.34 1.67 1.46 0.93 0.93 1.09 1.12 1.49 US 2.12 1.34 1.06 0.43 0.49 0.78 0.87 1.35 Mexico 3.00 2.74 2.69 2.44 2.22 2.05 1.86 1.95 South America 2.81 2.51 2.52 2.60 2.73 2.97 3.11 3.32 Brazil 3.79 3.51 3.60 3.73 3.94 4.26 4.46 4.79 Chile 1.33 1.07 0.89 0.85 0.83 0.89 0.87 0.93 Argentina 4.55 3.94 3.51 3.01 3.31 3.07 2.88 2.91 Digital Consumer Bank 0.69 0.64 0.57 0.46 0.44 0.44 0.43 0.45 TOTAL GROUP 1.08 0.94 0.90 0.77 0.77 0.83 0.86 0.99 Cost of risk (%) NOTE: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

21 Appendix Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

GRUPO SANTANDER (EUR mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Q4'22	Change Q4'22 / Q3'22	2021	2022	Change 2022 / 2021
Net interest income	7,956	8,240	8,458	8,716	8,855	9,554	10,051	10,159	+1.1%	33,370	38,619	+15.7%
Net fee income	2,548	2,621	2,641	2,692	2,812	3,040	3,015	2,923	-3.1%	10,502	11,790	+12.3%
Gains (losses) on financial transactions and other	886	444	832	370	638	221	443	443	+0.0%	2,532	1,745	-31.1%
Total revenue	**11,390**	**11,305**	**11,931**	**11,778**	**12,305**	**12,815**	**13,509**	**13,525**	**+0.1%**	**46,404**	**52,154**	**+12.4%**
Operating expenses	(5,118)	(5,259)	(5,401)	(5,637)	(5,535)	(5,900)	(6,160)	(6,308)	+2.4%	(21,415)	(23,903)	+11.6%
Net operating income	**6,272**	**6,046**	**6,530**	**6,141**	**6,770**	**6,915**	**7,349**	**7,217**	**-1.8%**	**24,989**	**28,251**	**+13.1%**
Net loan-loss provisions	(1,992)	(1,761)	(2,220)	(1,463)	(2,101)	(2,634)	(2,756)	(3,018)	+9.5%	(7,436)	(10,509)	+41.3%
Other gains (losses) and provisions	(467)	(470)	(506)	(850)	(498)	(537)	(747)	(710)	-5.0%	(2,293)	(2,492)	+8.7%
Underlying profit before tax	**3,813**	**3,815**	**3,804**	**3,828**	**4,171**	**3,744**	**3,846**	**3,489**	**-9.3%**	**15,260**	**15,250**	**-0.1%**
Underlying consolidated profit	**2,489**	**2,481**	**2,551**	**2,663**	**2,869**	**2,672**	**2,682**	**2,541**	**-5.3%**	**10,184**	**10,764**	**+5.7%**
Underlying attributable profit	**2,138**	**2,067**	**2,174**	**2,275**	**2,543**	**2,351**	**2,422**	**2,289**	**-5.5%**	**8,654**	**9,605**	**+11.0%**
Net capital gains and provisions*	(530)	—	—	—	—	—	—	—	—	(530)	—	-100.0%
Attributable profit	1,608	2,067	2,174	2,275	2,543	2,351	2,422	2,289	-5.5%	8,124	9,605	+18.2%

Santander

(*) Including: in Q1'21, restructuring costs

22

GRUPO SANTANDER (Constant EUR mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Q4'22	Change Q4'22 / Q3'22	2021	2022	Change 2022 / 2021
Net interest income	8,566	8,770	8,904	9,178	9,052	9,358	9,808	10,400	+6.0%	35,417	38,619	+9.0%
Net fee income	2,726	2,770	2,741	2,808	2,864	2,975	2,949	3,002	+1.8%	11,045	11,790	+6.7%
Gains (losses) on financial transactions and other	967	508	894	405	684	251	463	348	-24.8%	2,774	1,745	-37.1%
Total revenue	**12,258**	**12,048**	**12,539**	**12,391**	**12,599**	**12,585**	**13,220**	**13,750**	**+4.0%**	**49,236**	**52,154**	**+5.9%**
Operating expenses	(5,387)	(5,501)	(5,604)	(5,844)	(5,614)	(5,800)	(6,032)	(6,457)	+7.0%	(22,336)	(23,903)	+7.0%
Net operating income	**6,871**	**6,547**	**6,935**	**6,547**	**6,985**	**6,784**	**7,188**	**7,293**	**+1.5%**	**26,900**	**28,251**	**+5.0%**
Net loan-loss provisions	(2,162)	(1,890)	(2,376)	(1,583)	(2,186)	(2,601)	(2,707)	(3,014)	+11.3%	(8,011)	(10,509)	+31.2%
Other gains (losses) and provisions	(473)	(459)	(509)	(864)	(495)	(510)	(731)	(755)	+3.3%	(2,305)	(2,492)	+8.1%
Underlying profit before tax	**4,236**	**4,199**	**4,049**	**4,100**	**4,304**	**3,673**	**3,750**	**3,524**	**-6.0%**	**16,584**	**15,250**	**-8.0%**
Underlying consolidated profit	**2,749**	**2,728**	**2,712**	**2,835**	**2,957**	**2,622**	**2,616**	**2,568**	**-1.8%**	**11,024**	**10,764**	**-2.4%**
Underlying attributable profit	**2,368**	**2,283**	**2,312**	**2,423**	**2,627**	**2,305**	**2,357**	**2,315**	**-1.8%**	**9,386**	**9,605**	**+2.3%**
Net capital gains and provisions*	(537)	2	1	1	—	—	0	(0)	—	(532)	—	-100.0%
Attributable profit	1,831	2,285	2,314	2,424	2,627	2,305	2,357	2,315	-1.8%	8,854	9,605	+8.5%

Santander
(*) Including: in Q1'21, restructuring costs

23

24 Europe (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 2,551 2,656 2,650 2,717 2,839 2,981 3,179 3,567 +12.2% 10,574 12,565 +18.8% Net fee income 1,072 1,086 1,080 1,107 1,154 1,162 1,125 1,051 -6.6% 4,344 4,493 +3.4% Gains (losses) on financial transactions and other 432 107 385 93 312 134 388 139 -64.3% 1,016 972 -4.4% Total revenue 4,055 3,848 4,114 3,917 4,305 4,276 4,692 4,757 +1.4% 15,934 18,030 +13.2% Operating expenses (2,072) (2,071) (2,049) (2,126) (2,060) (2,104) (2,132) (2,227) +4.5% (8,319) (8,523) +2.5% Net operating income 1,983 1,777 2,065 1,790 2,245 2,172 2,559 2,530 -1.2% 7,615 9,507 +24.8% Net loan-loss provisions (596) (606) (675) (416) (515) (631) (614) (636) +3.7% (2,293) (2,396) +4.5% Other gains (losses) and provisions (249) (346) (257) (436) (236) (342) (562) (488) -13.2% (1,288) (1,629) +26.4% Underlying profit before tax 1,138 825 1,133 938 1,494 1,199 1,384 1,405 +1.6% 4,034 5,482 +35.9% Underlying consolidated profit 771 561 842 647 1,073 867 1,011 1,038 +2.6% 2,820 3,989 +41.5% Underlying attributable profit 769 542 809 629 1,018 821 998 973 -2.5% 2,750 3,810 +38.6%

25 Europe (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 2,572 2,665 2,653 2,709 2,813 2,971 3,187 3,594 +12.8% 10,599 12,565 +18.5% Net fee income 1,075 1,087 1,080 1,107 1,152 1,161 1,126 1,053 -6.5% 4,349 4,493 +3.3% Gains (losses) on financial transactions and other 435 106 385 93 313 134 386 138 -64.2% 1,019 972 -4.6% Total revenue 4,083 3,858 4,118 3,908 4,279 4,265 4,699 4,786 +1.8% 15,967 18,030 +12.9% Operating expenses (2,090) (2,080) (2,052) (2,125) (2,049) (2,100) (2,135) (2,240) +4.9% (8,347) (8,523) +2.1% Net operating income 1,993 1,778 2,065 1,784 2,231 2,166 2,565 2,546 -0.7% 7,620 9,507 +24.8% Net loan-loss provisions (594) (603) (674) (414) (513) (630) (615) (639) +3.9% (2,286) (2,396) +4.8% Other gains (losses) and provisions (248) (343) (256) (436) (234) (341) (562) (491) -12.7% (1,283) (1,629) +27.0% Underlying profit before tax 1,151 832 1,135 934 1,484 1,195 1,387 1,416 +2.1% 4,051 5,482 +35.3% Underlying consolidated profit 781 566 843 643 1,065 865 1,014 1,045 +3.1% 2,834 3,989 +40.8% Underlying attributable profit 779 548 812 626 1,011 819 1,000 981 -2.0% 2,765 3,810 +37.8%

26 Spain (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 1,074 1,065 998 1,028 998 1,017 1,119 1,405 +25.5% 4,166 4,539 +9.0% Net fee income 684 693 679 732 745 730 697 646 -7.3% 2,789 2,818 +1.0% Gains (losses) on financial transactions and other 310 74 331 78 278 169 306 125 -59.2% 794 877 +10.5% Total revenue 2,068 1,833 2,009 1,839 2,021 1,916 2,121 2,175 +2.5% 7,748 8,233 +6.3% Operating expenses (1,016) (1,011) (984) (1,040) (972) (971) (997) (1,057) +6.0% (4,052) (3,998) -1.3% Net operating income 1,052 822 1,024 798 1,049 945 1,124 1,118 -0.6% 3,696 4,236 +14.6% Net loan-loss provisions (472) (612) (603) (633) (391) (416) (421) (390) -7.5% (2,320) (1,618) -30.3% Other gains (losses) and provisions (131) (147) (161) (74) (139) (144) (110) (147) +33.9% (514) (539) +4.9% Underlying profit before tax 449 63 260 91 519 385 593 581 -2.0% 863 2,079 +140.9% Underlying consolidated profit 302 48 203 74 365 287 452 456 +1.0% 627 1,560 +149.0% Underlying attributable profit 302 49 203 73 365 287 452 456 +1.0% 627 1,560 +148.9%

27 United Kingdom (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 989 1,088 1,156 1,151 1,192 1,227 1,277 1,297 +1.6% 4,383 4,992 +13.9% Net fee income 120 117 114 82 92 110 93 95 +1.9% 434 390 -10.1% Gains (losses) on financial transactions and other (10) (6) 21 (7) 7 6 28 (4) — (2) 36 — Total revenue 1,099 1,199 1,291 1,226 1,291 1,342 1,397 1,388 -0.7% 4,815 5,418 +12.5% Operating expenses (652) (648) (638) (655) (672) (677) (660) (677) +2.7% (2,592) (2,685) +3.6% Net operating income 447 551 653 571 620 666 738 710 -3.7% 2,223 2,733 +22.9% Net loan-loss provisions (18) 86 (1) 178 (51) (74) (109) (82) -25.3% 245 (316) — Other gains (losses) and provisions (31) (63) (39) (187) (66) (99) (88) (264) +198.7% (319) (517) +62.0% Underlying profit before tax 398 575 613 563 503 492 540 365 -32.5% 2,149 1,900 -11.6% Underlying consolidated profit 286 391 443 417 375 361 402 257 -36.2% 1,537 1,395 -9.2% Underlying attributable profit 286 391 443 417 375 361 402 257 -36.2% 1,537 1,395 -9.2%

28 United Kingdom (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 1,013 1,100 1,160 1,145 1,170 1,220 1,281 1,322 +3.2% 4,419 4,992 +13.0% Net fee income 123 119 114 81 90 109 94 97 +3.4% 437 390 -10.8% Gains (losses) on financial transactions and other (10) (6) 21 (7) 7 6 28 (4) — (2) 36 — Total revenue 1,126 1,213 1,296 1,219 1,267 1,335 1,402 1,414 +0.9% 4,854 5,418 +11.6% Operating expenses (668) (655) (639) (651) (659) (673) (662) (691) +4.3% (2,613) (2,685) +2.8% Net operating income 458 558 657 568 608 662 740 724 -2.2% 2,242 2,733 +21.9% Net loan-loss provisions (19) 88 (2) 179 (50) (73) (109) (83) -23.8% 247 (316) — Other gains (losses) and provisions (32) (63) (39) (188) (65) (99) (89) (266) +199.6% (322) (517) +60.7% Underlying profit before tax 408 583 616 560 493 490 542 375 -30.8% 2,167 1,900 -12.3% Underlying consolidated profit 293 396 446 415 368 359 403 264 -34.6% 1,549 1,395 -10.0% Underlying attributable profit 293 396 446 415 368 359 403 264 -34.6% 1,549 1,395 -10.0%

29 United Kingdom (GBP mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 864 938 989 976 997 1,040 1,092 1,127 +3.2% 3,768 4,256 +13.0% Net fee income 105 101 97 69 77 93 80 82 +3.4% 373 332 -10.8% Gains (losses) on financial transactions and other (8) (5) 18 (6) 6 5 24 (4) — (2) 31 — Total revenue 960 1,034 1,105 1,039 1,080 1,138 1,195 1,206 +0.9% 4,138 4,619 +11.6% Operating expenses (569) (558) (545) (555) (562) (574) (565) (589) +4.3% (2,227) (2,289) +2.8% Net operating income 391 476 560 485 518 564 631 617 -2.2% 1,911 2,330 +21.9% Net loan-loss provisions (16) 75 (1) 153 (43) (63) (93) (71) -23.8% 211 (269) — Other gains (losses) and provisions (27) (54) (33) (160) (55) (84) (76) (226) +199.6% (275) (441) +60.7% Underlying profit before tax 348 497 525 477 420 418 462 320 -30.8% 1,847 1,620 -12.3% Underlying consolidated profit 249 338 380 354 314 306 344 225 -34.6% 1,321 1,189 -10.0% Underlying attributable profit 249 338 380 354 314 306 344 225 -34.6% 1,321 1,189 -10.0%

30 Portugal (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 185 184 178 174 170 171 175 231 +31.7% 722 747 +3.4% Net fee income 99 110 115 116 122 123 121 118 -2.6% 441 484 +9.8% Gains (losses) on financial transactions and other 135 1 12 2 41 (13) 23 13 -42.5% 150 64 -57.2% Total revenue 420 296 305 292 333 281 320 362 +13.4% 1,313 1,295 -1.3% Operating expenses (146) (143) (140) (134) (125) (125) (125) (126) +0.2% (563) (502) -10.9% Net operating income 274 153 165 159 207 155 194 237 +21.9% 750 793 +5.8% Net loan-loss provisions (35) (35) (25) 57 (8) (3) 2 (8) — (38) (17) -55.0% Other gains (losses) and provisions (13) (11) (2) (1) 15 (40) 1 23 — (26) (1) -97.0% Underlying profit before tax 226 107 138 215 215 112 196 252 +28.1% 685 775 +13.1% Underlying consolidated profit 156 73 95 139 148 78 136 174 +28.4% 463 536 +15.7% Underlying attributable profit 156 73 95 138 148 77 135 174 +28.5% 462 534 +15.7%

31 Poland (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 233 242 244 302 407 486 530 552 +4.0% 1,020 1,976 +93.7% Net fee income 127 126 133 132 138 130 135 125 -7.4% 518 528 +2.0% Gains (losses) on financial transactions and other (10) 41 21 26 (35) (37) 24 18 -26.4% 79 (30) — Total revenue 349 410 398 460 511 579 690 695 +0.7% 1,617 2,474 +53.0% Operating expenses (158) (163) (162) (179) (166) (173) (171) (182) +6.8% (663) (692) +4.5% Net operating income 191 247 236 281 345 406 519 512 -1.3% 955 1,782 +86.7% Net loan-loss provisions (68) (45) (47) (39) (64) (138) (88) (150) +71.3% (200) (440) +120.1% Other gains (losses) and provisions (72) (126) (56) (150) (46) (60) (363) (85) -76.6% (404) (553) +37.0% Underlying profit before tax 51 76 133 91 236 208 68 277 +305.4% 351 789 +125.0% Underlying consolidated profit 20 44 97 48 167 142 33 200 — 210 542 +158.8% Underlying attributable profit 15 29 65 31 112 95 22 134 — 140 364 +159.2%

32 Poland (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 226 234 237 297 402 483 536 556 +3.7% 994 1,976 +98.7% Net fee income 123 122 129 130 136 129 137 126 -7.7% 505 528 +4.6% Gains (losses) on financial transactions and other (10) 40 21 26 (34) (37) 23 18 -25.0% 77 (30) — Total revenue 339 397 388 453 504 575 696 699 +0.5% 1,576 2,474 +57.0% Operating expenses (153) (158) (158) (177) (164) (172) (173) (184) +6.3% (646) (692) +7.2% Net operating income 186 239 230 276 340 403 523 516 -1.5% 930 1,782 +91.6% Net loan-loss provisions (66) (44) (46) (39) (63) (137) (89) (151) +69.7% (195) (440) +125.8% Other gains (losses) and provisions (70) (122) (54) (147) (45) (60) (363) (86) -76.3% (394) (553) +40.6% Underlying profit before tax 49 73 129 90 232 207 72 278 +289.0% 342 789 +130.9% Underlying consolidated profit 20 43 95 47 165 141 35 201 +472.8% 204 542 +165.5% Underlying attributable profit 15 28 64 30 111 94 23 135 +475.7% 137 364 +165.9%

33 Poland (PLN mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 1,057 1,098 1,112 1,389 1,881 2,261 2,510 2,602 +3.7% 4,657 9,254 +98.7% Net fee income 576 573 606 610 637 605 641 591 -7.7% 2,365 2,474 +4.6% Gains (losses) on financial transactions and other (46) 187 98 121 (160) (172) 109 82 -25.0% 359 (140) — Total revenue 1,587 1,857 1,815 2,121 2,359 2,693 3,260 3,275 +0.5% 7,381 11,588 +57.0% Operating expenses (718) (739) (739) (827) (766) (805) (810) (861) +6.3% (3,024) (3,241) +7.2% Net operating income 869 1,118 1,076 1,293 1,593 1,889 2,451 2,415 -1.5% 4,357 8,347 +91.6% Net loan-loss provisions (309) (205) (216) (182) (294) (641) (417) (708) +69.7% (912) (2,060) +125.8% Other gains (losses) and provisions (329) (570) (255) (690) (211) (279) (1,698) (403) -76.3% (1,844) (2,592) +40.6% Underlying profit before tax 231 343 605 421 1,088 968 335 1,304 +289.0% 1,601 3,695 +130.9% Underlying consolidated profit 93 199 444 220 771 662 164 942 +472.8% 956 2,539 +165.5% Underlying attributable profit 70 130 298 143 518 442 110 632 +475.7% 640 1,702 +165.9%

34 Other Europe (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 71 76 75 61 72 80 77 83 +7.0% 282 312 +10.3% Net fee income 41 38 39 44 56 69 79 68 -14.9% 163 273 +67.6% Gains (losses) on financial transactions and other 6 (3) (1) (6) 21 9 7 (13) — (4) 25 — Total revenue 119 111 113 99 149 158 164 138 -16.1% 441 609 +37.9% Operating expenses (101) (106) (125) (118) (125) (158) (179) (185) +2.9% (450) (646) +43.6% Net operating income 18 5 (13) (19) 24 1 (15) (47) +205.4% (9) (38) +329.9% Net loan-loss provisions (3) (1) 1 21 (1) (1) 3 (7) — 19 (6) — Other gains (losses) and provisions (2) 1 0 (24) (1) 1 (2) (15) — (25) (18) -27.7% Underlying profit before tax 13 5 (11) (22) 22 1 (15) (70) +374.0% (15) (61) +322.3% Underlying consolidated profit 7 4 3 (30) 17 (0) (11) (49) +339.5% (16) (43) +176.9% Underlying attributable profit 10 1 3 (31) 17 1 (13) (48) +277.4% (16) (42) +164.2%

35 Other Europe (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 74 81 79 64 75 80 75 81 +7.8% 298 312 +4.5% Net fee income 46 42 42 47 58 70 78 67 -14.5% 177 273 +54.1% Gains (losses) on financial transactions and other 10 (3) 0 (6) 22 9 7 (13) — 1 25 — Total revenue 130 120 121 105 155 159 160 135 -15.8% 476 609 +27.8% Operating expenses (107) (113) (131) (123) (128) (158) (177) (183) +3.4% (474) (646) +36.4% Net operating income 23 7 (10) (18) 26 1 (17) (48) +188.0% 2 (38) — Net loan-loss provisions (3) (1) 2 21 (1) (1) 3 (7) — 19 (6) — Other gains (losses) and provisions (2) 1 0 (26) (1) 1 (2) (15) — (27) (18) -32.7% Underlying profit before tax 18 7 (8) (22) 24 1 (16) (71) +343.1% (5) (61) — Underlying consolidated profit 11 6 5 (31) 19 0 (12) (50) +310.6% (9) (43) +375.4% Underlying attributable profit 14 3 5 (31) 19 1 (14) (48) +255.9% (10) (42) +346.4%

36 North America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 1,971 1,977 2,037 2,086 2,131 2,352 2,619 2,603 -0.6% 8,072 9,705 +20.2% Net fee income 451 410 386 397 443 494 513 508 -1.0% 1,644 1,958 +19.1% Gains (losses) on financial transactions and other 313 299 322 204 220 140 108 184 +70.4% 1,138 653 -42.6% Total revenue 2,735 2,686 2,745 2,687 2,795 2,986 3,240 3,295 +1.7% 10,853 12,316 +13.5% Operating expenses (1,149) (1,194) (1,275) (1,349) (1,260) (1,432) (1,546) (1,632) +5.5% (4,967) (5,871) +18.2% Net operating income 1,587 1,492 1,471 1,337 1,535 1,554 1,694 1,663 -1.8% 5,886 6,445 +9.5% Net loan-loss provisions (393) (195) (506) (115) (439) (524) (703) (872) +24.0% (1,210) (2,538) +109.8% Other gains (losses) and provisions (20) 8 (38) (96) (46) (19) (46) (7) -85.4% (145) (118) -18.9% Underlying profit before tax 1,174 1,305 926 1,127 1,050 1,011 945 784 -17.0% 4,531 3,790 -16.4% Underlying consolidated profit 887 990 749 889 815 782 706 619 -12.3% 3,515 2,921 -16.9% Underlying attributable profit 750 831 637 741 806 772 693 607 -12.5% 2,960 2,878 -2.8%

37 North America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 2,268 2,264 2,280 2,292 2,291 2,382 2,520 2,512 -0.3% 9,105 9,705 +6.6% Net fee income 519 468 430 436 478 500 493 487 -1.1% 1,853 1,958 +5.7% Gains (losses) on financial transactions and other 359 343 361 217 235 139 99 180 +82.9% 1,281 653 -49.0% Total revenue 3,146 3,075 3,071 2,946 3,003 3,021 3,112 3,180 +2.2% 12,238 12,316 +0.6% Operating expenses (1,317) (1,363) (1,424) (1,482) (1,352) (1,451) (1,488) (1,580) +6.1% (5,586) (5,871) +5.1% Net operating income 1,829 1,712 1,647 1,464 1,652 1,570 1,623 1,600 -1.4% 6,652 6,445 -3.1% Net loan-loss provisions (454) (222) (570) (122) (472) (531) (683) (851) +24.6% (1,368) (2,538) +85.5% Other gains (losses) and provisions (23) 9 (41) (107) (49) (19) (45) (5) -89.0% (162) (118) -27.4% Underlying profit before tax 1,352 1,499 1,036 1,234 1,130 1,021 895 744 -16.9% 5,121 3,790 -26.0% Underlying consolidated profit 1,022 1,139 839 976 877 789 667 588 -11.9% 3,976 2,921 -26.5% Underlying attributable profit 866 956 714 814 867 779 655 576 -12.0% 3,350 2,878 -14.1%

38 United States (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 1,310 1,300 1,332 1,356 1,378 1,499 1,669 1,594 -4.5% 5,298 6,140 +15.9% Net fee income 241 191 174 176 197 198 194 183 -5.3% 782 771 -1.4% Gains (losses) on financial transactions and other 324 318 316 239 236 157 139 180 +29.4% 1,196 713 -40.4% Total revenue 1,875 1,809 1,822 1,771 1,811 1,854 2,001 1,957 -2.2% 7,277 7,623 +4.8% Operating expenses (748) (783) (815) (850) (798) (883) (953) (964) +1.1% (3,197) (3,599) +12.6% Net operating income 1,127 1,025 1,007 920 1,013 970 1,048 993 -5.3% 4,080 4,025 -1.4% Net loan-loss provisions (165) 9 (294) 31 (256) (338) (513) (637) +24.1% (419) (1,744) +316.4% Other gains (losses) and provisions (15) 15 (6) (110) (19) 7 (5) (3) -50.9% (116) (20) -83.0% Underlying profit before tax 947 1,049 708 841 738 640 530 354 -33.3% 3,546 2,261 -36.2% Underlying consolidated profit 720 799 575 652 583 507 399 294 -26.3% 2,746 1,784 -35.0% Underlying attributable profit 598 655 479 519 583 507 399 294 -26.3% 2,252 1,784 -20.8%

39 United States (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 1,502 1,491 1,493 1,473 1,471 1,519 1,602 1,548 -3.4% 5,958 6,140 +3.0% Net fee income 276 220 194 190 210 200 184 177 -3.6% 880 771 -12.3% Gains (losses) on financial transactions and other 371 365 354 256 252 157 129 174 +35.4% 1,345 713 -47.0% Total revenue 2,149 2,075 2,041 1,918 1,933 1,876 1,915 1,900 -0.8% 8,183 7,623 -6.8% Operating expenses (857) (899) (914) (925) (852) (896) (914) (937) +2.6% (3,595) (3,599) +0.1% Net operating income 1,292 1,176 1,128 993 1,081 980 1,001 962 -3.8% 4,588 4,025 -12.3% Net loan-loss provisions (190) 11 (333) 41 (273) (344) (501) (626) +24.9% (471) (1,744) +270.3% Other gains (losses) and provisions (17) 17 (7) (124) (21) 8 (5) (2) -51.4% (130) (20) -84.9% Underlying profit before tax 1,085 1,203 788 910 788 644 495 334 -32.5% 3,987 2,261 -43.3% Underlying consolidated profit 825 916 641 706 623 510 371 279 -24.8% 3,088 1,784 -42.2% Underlying attributable profit 685 752 534 561 623 510 371 279 -24.8% 2,532 1,784 -29.6%

40 United States (USD mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 1,578 1,567 1,569 1,548 1,546 1,597 1,684 1,627 -3.4% 6,263 6,453 +3.0% Net fee income 290 231 204 200 221 210 193 186 -3.6% 925 811 -12.3% Gains (losses) on financial transactions and other 390 383 372 269 265 165 135 183 +35.4% 1,414 749 -47.0% Total revenue 2,258 2,181 2,146 2,016 2,032 1,972 2,012 1,997 -0.8% 8,601 8,013 -6.8% Operating expenses (901) (945) (960) (973) (895) (942) (960) (985) +2.6% (3,778) (3,783) +0.1% Net operating income 1,358 1,236 1,185 1,044 1,137 1,030 1,052 1,012 -3.8% 4,823 4,231 -12.3% Net loan-loss provisions (199) 11 (350) 43 (287) (362) (527) (658) +24.9% (495) (1,833) +270.3% Other gains (losses) and provisions (18) 18 (7) (130) (22) 9 (5) (2) -51.4% (137) (21) -84.9% Underlying profit before tax 1,141 1,265 828 957 828 677 520 351 -32.5% 4,191 2,377 -43.3% Underlying consolidated profit 867 963 673 742 654 536 390 294 -24.8% 3,245 1,875 -42.2% Underlying attributable profit 720 790 561 590 654 536 390 294 -24.8% 2,661 1,875 -29.6%

41 Mexico (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 661 678 705 730 753 853 950 1,009 +6.2% 2,773 3,565 +28.6% Net fee income 204 210 203 211 245 283 303 309 +2.0% 828 1,140 +37.7% Gains (losses) on financial transactions and other (6) (16) 5 (30) (17) (22) (37) (7) -81.5% (48) (82) +73.0% Total revenue 858 872 913 910 982 1,115 1,216 1,311 +7.8% 3,553 4,623 +30.1% Operating expenses (373) (379) (425) (466) (432) (498) (537) (609) +13.3% (1,643) (2,076) +26.4% Net operating income 485 493 488 444 549 617 679 702 +3.4% 1,910 2,547 +33.3% Net loan-loss provisions (228) (204) (213) (146) (183) (184) (188) (233) +23.6% (791) (788) -0.3% Other gains (losses) and provisions (5) (6) (1) (6) (26) (26) (38) (3) -93.0% (19) (94) +386.4% Underlying profit before tax 253 282 274 292 340 407 452 466 +3.2% 1,100 1,665 +51.3% Underlying consolidated profit 192 217 227 243 257 308 340 352 +3.4% 878 1,257 +43.3% Underlying attributable profit 177 200 210 228 249 297 328 339 +3.4% 816 1,213 +48.6%

42 Mexico (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 767 774 787 819 820 863 919 964 +4.9% 3,146 3,565 +13.3% Net fee income 236 240 226 237 267 287 292 294 +0.6% 939 1,140 +21.3% Gains (losses) on financial transactions and other (7) (19) 6 (34) (18) (22) (36) (6) -84.9% (54) (82) +52.5% Total revenue 996 995 1,020 1,022 1,068 1,128 1,174 1,252 +6.6% 4,032 4,623 +14.7% Operating expenses (432) (433) (475) (524) (470) (504) (519) (583) +12.3% (1,864) (2,076) +11.4% Net operating income 563 562 544 498 598 624 655 669 +2.1% 2,168 2,547 +17.5% Net loan-loss provisions (264) (233) (237) (163) (199) (185) (181) (223) +23.4% (897) (788) -12.2% Other gains (losses) and provisions (6) (7) (1) (7) (29) (26) (38) (1) -97.1% (22) (94) +328.6% Underlying profit before tax 293 322 305 328 370 412 437 445 +1.8% 1,249 1,665 +33.3% Underlying consolidated profit 222 247 253 273 280 312 329 336 +2.0% 996 1,257 +26.3% Underlying attributable profit 206 229 235 256 271 301 317 324 +2.0% 926 1,213 +31.0%

Mexico (MXN mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Q4'22	Change Q4'22 / Q3'22	2021	2022	Change 2022 / 2021
Net interest income	16,201	16,346	16,630	17,312	17,319	18,241	19,417	20,360	+4.9%	66,488	75,338	+13.3%
Net fee income	4,995	5,077	4,781	4,998	5,641	6,061	6,170	6,210	+0.6%	19,851	24,083	+21.3%
Gains (losses) on financial transactions and other	(156)	(399)	134	(717)	(384)	(466)	(771)	(116)	-84.9%	(1,139)	(1,737)	+52.5%
Total revenue	**21,039**	**21,024**	**21,544**	**21,592**	**22,576**	**23,836**	**24,817**	**26,453**	**+6.6%**	**85,200**	**97,683**	**+14.7%**
Operating expenses	(9,139)	(9,140)	(10,048)	(11,067)	(9,939)	(10,646)	(10,967)	(12,313)	+12.3%	(39,393)	(43,866)	+11.4%
Net operating income	**11,900**	**11,884**	**11,497**	**10,525**	**12,638**	**13,190**	**13,850**	**14,140**	**+2.1%**	**45,806**	**53,817**	**+17.5%**
Net loan-loss provisions	(5,582)	(4,921)	(5,012)	(3,445)	(4,212)	(3,919)	(3,815)	(4,709)	+23.4%	(18,959)	(16,655)	-12.2%
Other gains (losses) and provisions	(127)	(151)	(30)	(154)	(606)	(559)	(793)	(23)	-97.1%	(462)	(1,980)	+328.6%
Underlying profit before tax	**6,192**	**6,813**	**6,455**	**6,926**	**7,820**	**8,712**	**9,242**	**9,408**	**+1.8%**	**26,385**	**35,182**	**+33.3%**
Underlying consolidated profit	**4,699**	**5,229**	**5,354**	**5,761**	**5,921**	**6,591**	**6,962**	**7,098**	**+2.0%**	**21,043**	**26,572**	**+26.3%**
Underlying attributable profit	**4,347**	**4,837**	**4,972**	**5,419**	**5,724**	**6,362**	**6,709**	**6,841**	**+2.0%**	**19,575**	**25,636**	**+31.0%**

Santander

43

44 Other North America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 0 0 0 0 0 (0) (0) 0 — 0 0 -43.5% Net fee income 7 8 9 10 1 13 17 16 -3.9% 34 47 +40.5% Gains (losses) on financial transactions and other (5) (2) 1 (4) 1 4 6 11 +81.9% (11) 23 — Total revenue 2 5 10 5 2 17 23 28 +21.2% 23 70 +201.4% Operating expenses (28) (32) (35) (33) (30) (51) (56) (59) +6.4% (127) (196) +54.4% Net operating income (26) (26) (25) (27) (28) (34) (33) (32) -3.8% (104) (126) +21.6% Net loan-loss provisions (0) (0) 0 (0) 0 (1) (2) (3) +39.9% (0) (6) — Other gains (losses) and provisions (0) (0) (31) 21 (0) (0) (2) (2) -36.9% (10) (5) -55.7% Underlying profit before tax (26) (27) (55) (7) (28) (36) (37) (36) -3.9% (114) (137) +19.6% Underlying consolidated profit (25) (25) (52) (5) (26) (33) (34) (27) -19.3% (108) (120) +11.5% Underlying attributable profit (25) (25) (52) (6) (26) (32) (34) (27) -21.5% (108) (119) +10.1%

45 Other North America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 0 0 0 0 0 (0) (0) 0 — 0 0 -43.5% Net fee income 7 8 9 10 1 13 17 16 -3.9% 34 47 +40.5% Gains (losses) on financial transactions and other (5) (2) 1 (4) 1 4 6 11 +81.9% (11) 23 — Total revenue 2 5 10 5 2 17 23 28 +21.2% 23 70 +201.4% Operating expenses (28) (32) (35) (33) (30) (51) (56) (59) +6.5% (127) (196) +54.4% Net operating income (26) (26) (25) (27) (28) (34) (33) (32) -3.8% (104) (126) +21.6% Net loan-loss provisions (0) (0) 0 (0) 0 (1) (2) (3) +39.9% (0) (6) — Other gains (losses) and provisions (0) (0) (33) 24 (0) (1) (2) (2) -36.8% (10) (5) -55.7% Underlying profit before tax (26) (27) (58) (4) (28) (36) (37) (36) -3.8% (114) (137) +19.6% Underlying consolidated profit (25) (25) (55) (3) (26) (33) (34) (27) -19.2% (108) (120) +11.5% Underlying attributable profit (25) (25) (55) (3) (26) (32) (34) (27) -21.5% (108) (119) +10.1%

46 South America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 2,570 2,756 2,916 3,065 3,037 3,390 3,411 3,141 -7.9% 11,307 12,979 +14.8% Net fee income 842 928 956 995 1,013 1,162 1,174 1,165 -0.8% 3,721 4,515 +21.4% Gains (losses) on financial transactions and other 122 85 115 (13) 145 185 95 106 +11.5% 309 531 +71.7% Total revenue 3,535 3,768 3,987 4,048 4,195 4,738 4,680 4,412 -5.7% 15,337 18,025 +17.5% Operating expenses (1,219) (1,299) (1,398) (1,464) (1,484) (1,669) (1,782) (1,740) -2.4% (5,380) (6,675) +24.1% Net operating income 2,316 2,469 2,589 2,583 2,711 3,069 2,898 2,672 -7.8% 9,958 11,350 +14.0% Net loan-loss provisions (683) (809) (892) (867) (999) (1,335) (1,300) (1,408) +8.3% (3,251) (5,041) +55.1% Other gains (losses) and provisions (132) (55) (124) (162) (151) (130) (107) (156) +45.1% (474) (544) +14.8% Underlying profit before tax 1,500 1,605 1,573 1,554 1,561 1,604 1,491 1,108 -25.6% 6,232 5,764 -7.5% Underlying consolidated profit 903 1,011 961 998 1,052 1,215 1,082 865 -20.0% 3,873 4,215 +8.8% Underlying attributable profit 770 868 823 855 900 1,046 938 774 -17.5% 3,317 3,658 +10.3%

47 South America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 2,859 2,990 3,113 3,331 3,105 3,176 3,259 3,439 +5.5% 12,293 12,979 +5.6% Net fee income 948 1,018 1,012 1,073 1,031 1,094 1,128 1,263 +12.0% 4,051 4,515 +11.5% Gains (losses) on financial transactions and other 153 103 136 9 175 215 126 15 -88.1% 400 531 +32.5% Total revenue 3,959 4,111 4,261 4,413 4,311 4,485 4,512 4,717 +4.5% 16,745 18,025 +7.6% Operating expenses (1,299) (1,365) (1,447) (1,543) (1,485) (1,557) (1,711) (1,922) +12.3% (5,655) (6,675) +18.0% Net operating income 2,660 2,746 2,815 2,870 2,826 2,928 2,801 2,795 -0.2% 11,090 11,350 +2.3% Net loan-loss provisions (794) (913) (985) (982) (1,052) (1,297) (1,269) (1,423) +12.1% (3,674) (5,041) +37.2% Other gains (losses) and provisions (139) (48) (126) (165) (147) (105) (93) (199) +112.8% (478) (544) +14.0% Underlying profit before tax 1,727 1,785 1,704 1,723 1,627 1,526 1,438 1,173 -18.4% 6,939 5,764 -16.9% Underlying consolidated profit 1,014 1,101 1,028 1,089 1,088 1,160 1,052 915 -13.0% 4,231 4,215 -0.4% Underlying attributable profit 872 951 880 932 930 995 909 823 -9.4% 3,636 3,658 +0.6%

48 Brazil (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 1,778 1,917 2,081 2,091 2,143 2,279 2,251 2,229 -1.0% 7,867 8,901 +13.1% Net fee income 632 698 696 701 743 857 812 884 +9.0% 2,728 3,296 +20.8% Gains (losses) on financial transactions and other 109 64 103 5 133 238 215 127 -41.1% 281 714 +153.9% Total revenue 2,519 2,680 2,880 2,797 3,019 3,374 3,278 3,240 -1.2% 10,876 12,910 +18.7% Operating expenses (723) (779) (864) (870) (930) (1,022) (1,058) (1,171) +10.7% (3,236) (4,180) +29.2% Net operating income 1,797 1,900 2,017 1,927 2,089 2,352 2,220 2,069 -6.8% 7,641 8,730 +14.3% Net loan-loss provisions (549) (674) (757) (735) (852) (1,163) (1,150) (1,252) +8.8% (2,715) (4,417) +62.7% Other gains (losses) and provisions (96) (28) (89) (103) (114) (43) (23) (79) +245.8% (316) (259) -18.1% Underlying profit before tax 1,152 1,198 1,170 1,090 1,123 1,146 1,047 738 -29.5% 4,610 4,055 -12.0% Underlying consolidated profit 623 683 653 624 700 819 738 565 -23.5% 2,583 2,822 +9.3% Underlying attributable profit 560 617 580 562 627 737 662 517 -21.9% 2,320 2,544 +9.7%

49 Brazil (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 2,164 2,253 2,368 2,462 2,311 2,197 2,188 2,205 +0.8% 9,248 8,901 -3.7% Net fee income 769 821 791 826 801 830 789 876 +11.0% 3,206 3,296 +2.8% Gains (losses) on financial transactions and other 132 74 117 7 144 235 210 125 -40.6% 330 714 +116.0% Total revenue 3,066 3,149 3,275 3,295 3,256 3,263 3,186 3,205 +0.6% 12,785 12,910 +1.0% Operating expenses (879) (916) (983) (1,025) (1,003) (987) (1,030) (1,160) +12.6% (3,803) (4,180) +9.9% Net operating income 2,186 2,233 2,292 2,270 2,253 2,276 2,156 2,045 -5.1% 8,981 8,730 -2.8% Net loan-loss provisions (668) (794) (864) (866) (919) (1,136) (1,122) (1,240) +10.6% (3,191) (4,417) +38.4% Other gains (losses) and provisions (117) (32) (102) (121) (123) (37) (20) (78) +284.2% (372) (259) -30.4% Underlying profit before tax 1,402 1,407 1,326 1,284 1,212 1,102 1,014 727 -28.3% 5,419 4,055 -25.2% Underlying consolidated profit 758 803 740 735 755 794 716 557 -22.3% 3,036 2,822 -7.0% Underlying attributable profit 682 726 657 662 677 715 643 510 -20.6% 2,727 2,544 -6.7%

50 Brazil (BRL mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 11,731 12,215 12,834 13,348 12,527 11,912 11,859 11,953 +0.8% 50,129 48,250 -3.7% Net fee income 4,169 4,450 4,285 4,476 4,342 4,501 4,275 4,746 +11.0% 17,381 17,864 +2.8% Gains (losses) on financial transactions and other 718 402 635 35 780 1,272 1,139 677 -40.6% 1,791 3,868 +116.0% Total revenue 16,618 17,067 17,755 17,859 17,650 17,685 17,272 17,376 +0.6% 69,300 69,983 +1.0% Operating expenses (4,767) (4,966) (5,330) (5,554) (5,435) (5,350) (5,585) (6,289) +12.6% (20,616) (22,659) +9.9% Net operating income 11,852 12,102 12,425 12,306 12,215 12,335 11,687 11,086 -5.1% 48,684 47,323 -2.8% Net loan-loss provisions (3,619) (4,302) (4,683) (4,693) (4,980) (6,157) (6,082) (6,723) +10.6% (17,297) (23,942) +38.4% Other gains (losses) and provisions (633) (172) (555) (655) (666) (201) (111) (425) +284.2% (2,014) (1,403) -30.4% Underlying profit before tax 7,599 7,628 7,187 6,958 6,569 5,976 5,495 3,939 -28.3% 29,373 21,979 -25.2% Underlying consolidated profit 4,109 4,350 4,013 3,986 4,094 4,301 3,884 3,020 -22.3% 16,459 15,299 -7.0% Underlying attributable profit 3,695 3,935 3,562 3,589 3,668 3,876 3,483 2,764 -20.6% 14,781 13,791 -6.7%

51 Chile (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 497 511 467 508 483 554 402 332 -17.5% 1,982 1,772 -10.6% Net fee income 95 96 104 100 112 110 120 127 +6.1% 394 468 +18.8% Gains (losses) on financial transactions and other 22 30 12 14 55 43 55 56 +0.4% 79 209 +165.4% Total revenue 614 637 582 622 650 707 577 515 -10.9% 2,455 2,449 -0.3% Operating expenses (236) (245) (229) (233) (234) (255) (248) (244) -1.9% (942) (981) +4.1% Net operating income 378 392 354 389 416 452 329 271 -17.6% 1,513 1,468 -3.0% Net loan-loss provisions (100) (82) (84) (75) (95) (110) (85) (108) +27.1% (341) (399) +16.9% Other gains (losses) and provisions (1) 5 (5) (14) 1 (19) (0) 9 — (16) (8) -50.4% Underlying profit before tax 277 315 265 300 322 323 244 172 -29.4% 1,156 1,062 -8.2% Underlying consolidated profit 222 245 206 254 267 292 227 169 -25.4% 927 956 +3.2% Underlying attributable profit 152 168 142 174 188 204 160 126 -21.3% 636 677 +6.5%

52 Chile (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 473 482 465 521 477 544 411 340 -17.3% 1,940 1,772 -8.7% Net fee income 90 90 103 103 111 108 121 129 +6.2% 386 468 +21.3% Gains (losses) on financial transactions and other 21 29 12 15 54 42 56 56 +0.6% 77 209 +171.1% Total revenue 584 600 579 639 642 694 588 525 -10.7% 2,403 2,449 +1.9% Operating expenses (224) (231) (227) (239) (231) (250) (252) (247) -1.7% (922) (981) +6.4% Net operating income 360 369 352 399 411 444 336 277 -17.5% 1,481 1,468 -0.9% Net loan-loss provisions (95) (77) (83) (78) (94) (108) (87) (110) +26.5% (334) (399) +19.5% Other gains (losses) and provisions (1) 4 (5) (13) 1 (18) (0) 9 — (15) (8) -49.3% Underlying profit before tax 263 297 264 308 319 317 249 177 -29.0% 1,132 1,062 -6.2% Underlying consolidated profit 211 231 205 259 264 287 231 173 -25.1% 907 956 +5.4% Underlying attributable profit 145 159 141 178 185 200 163 129 -21.0% 622 677 +8.8%

Chile (CLP mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Q4'22	Change Q4'22 / Q3'22	2021	2022	Change 2022 / 2021
Net interest income	433,496	441,440	425,810	477,726	437,644	498,964	376,457	311,342	-17.3%	1,778,473	1,624,407	-8.7%
Net fee income	82,698	82,631	94,239	94,052	101,410	98,614	111,094	117,979	+6.2%	353,619	429,097	+21.3%
Gains (losses) on financial transactions and other	19,479	26,231	11,153	13,672	49,773	38,455	51,362	51,664	+0.6%	70,535	191,254	+171.1%
Total revenue	**535,673**	**550,302**	**531,201**	**585,451**	**588,826**	**636,034**	**538,913**	**480,985**	**-10.7%**	**2,202,627**	**2,244,757**	**+1.9%**
Operating expenses	(205,743)	(211,816)	(208,503)	(219,346)	(212,156)	(229,397)	(230,813)	(226,805)	-1.7%	(845,408)	(899,171)	+6.4%
Net operating income	**329,930**	**338,486**	**322,698**	**366,105**	**376,671**	**406,636**	**308,100**	**254,180**	**-17.5%**	**1,357,219**	**1,345,587**	**-0.9%**
Net loan-loss provisions	(87,495)	(70,398)	(76,361)	(71,581)	(85,876)	(99,311)	(79,579)	(100,650)	+26.5%	(305,835)	(365,416)	+19.5%
Other gains (losses) and provisions	(1,155)	4,015	(4,609)	(12,242)	1,288	(16,704)	(254)	8,572	—	(13,991)	(7,097)	-49.3%
Underlying profit before tax	**241,279**	**272,103**	**241,729**	**282,282**	**292,083**	**290,621**	**228,267**	**162,103**	**-29.0%**	**1,037,393**	**973,074**	**-6.2%**
Underlying consolidated profit	**193,299**	**212,074**	**188,354**	**237,659**	**242,277**	**262,963**	**212,199**	**159,001**	**-25.1%**	**831,386**	**876,441**	**+5.4%**
Underlying attributable profit	**132,850**	**145,483**	**129,423**	**162,734**	**169,969**	**183,357**	**149,468**	**118,008**	**-21.0%**	**570,490**	**620,801**	**+8.8%**

Santander

53

54 Argentina (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 203 234 267 361 300 432 616 431 -30.0% 1,065 1,778 +67.0% Net fee income 74 87 110 149 121 143 182 97 -46.7% 420 542 +28.9% Gains (losses) on financial transactions and other (16) (22) (13) (47) (57) (117) (205) (108) -47.6% (98) (487) +399.2% Total revenue 261 300 364 463 364 458 592 420 -29.1% 1,388 1,833 +32.1% Operating expenses (171) (179) (204) (252) (217) (260) (333) (178) -46.5% (805) (987) +22.6% Net operating income 91 121 160 211 147 198 259 242 -6.7% 583 846 +45.2% Net loan-loss provisions (14) (35) (40) (52) (39) (33) (34) (26) -23.5% (140) (132) -5.9% Other gains (losses) and provisions (34) (31) (29) (42) (38) (67) (81) (84) +4.1% (136) (270) +98.7% Underlying profit before tax 42 55 91 117 71 97 144 132 -8.8% 306 443 +44.9% Underlying consolidated profit 45 62 72 93 60 86 88 91 +3.1% 272 325 +19.5% Underlying attributable profit 44 62 72 92 59 86 88 91 +3.0% 270 324 +20.0%

55 Argentina (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 116 147 164 229 196 311 524 748 +42.9% 655 1,778 +171.5% Net fee income 42 55 68 94 79 104 158 202 +27.7% 259 542 +109.6% Gains (losses) on financial transactions and other (9) (14) (8) (29) (37) (83) (169) (197) +16.2% (60) (487) — Total revenue 149 188 223 293 237 331 512 753 +47.1% 853 1,833 +114.8% Operating expenses (97) (112) (125) (160) (141) (189) (289) (369) +27.7% (495) (987) +99.4% Net operating income 52 75 98 133 96 143 223 384 +72.2% 358 846 +136.1% Net loan-loss provisions (8) (21) (24) (33) (25) (24) (31) (51) +63.2% (86) (132) +53.0% Other gains (losses) and provisions (20) (20) (18) (27) (25) (48) (70) (128) +84.3% (84) (270) +223.0% Underlying profit before tax 24 34 56 74 46 70 122 205 +67.6% 188 443 +135.6% Underlying consolidated profit 26 39 44 59 39 62 78 146 +87.3% 167 325 +94.4% Underlying attributable profit 25 38 44 59 39 62 78 146 +87.1% 166 324 +95.1%

Argentina (ARS mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Q4'22	Change Q4'22 / Q3'22	2021	2022	Change 2022 / 2021
Net interest income	21,907	27,724	30,984	43,242	36,978	58,765	99,007	141,515	+42.9%	123,856	336,265	+171.5%
Net fee income	7,977	10,342	12,802	17,770	14,875	19,625	29,856	38,139	+27.7%	48,891	102,494	+109.6%
Gains (losses) on financial transactions and other	(1,686)	(2,575)	(1,558)	(5,521)	(6,999)	(15,773)	(32,048)	(37,240)	+16.2%	(11,341)	(92,060)	—
Total revenue	**28,197**	**35,490**	**42,227**	**55,491**	**44,854**	**62,616**	**96,815**	**142,414**	**+47.1%**	**161,406**	**346,699**	**+114.8%**
Operating expenses	(18,420)	(21,246)	(23,720)	(30,259)	(26,714)	(35,664)	(54,603)	(69,729)	+27.7%	(93,646)	(186,709)	+99.4%
Net operating income	**9,777**	**14,245**	**18,507**	**25,232**	**18,140**	**26,952**	**42,213**	**72,685**	**+72.2%**	**67,761**	**159,990**	**+136.1%**
Net loan-loss provisions	(1,503)	(4,003)	(4,603)	(6,219)	(4,791)	(4,601)	(5,922)	(9,665)	+63.2%	(16,328)	(24,980)	+53.0%
Other gains (losses) and provisions	(3,691)	(3,717)	(3,358)	(5,064)	(4,654)	(9,093)	(13,151)	(24,241)	+84.3%	(15,831)	(51,139)	+223.0%
Underlying profit before tax	**4,582**	**6,524**	**10,546**	**13,949**	**8,695**	**13,258**	**23,139**	**38,779**	**+67.6%**	**35,602**	**83,871**	**+135.6%**
Underlying consolidated profit	**4,828**	**7,288**	**8,383**	**11,151**	**7,352**	**11,724**	**14,774**	**27,675**	**+87.3%**	**31,650**	**61,525**	**+94.4%**
Underlying attributable profit	**4,798**	**7,240**	**8,327**	**11,075**	**7,326**	**11,698**	**14,743**	**27,588**	**+87.1%**	**31,440**	**61,355**	**+95.1%**

Santander

56

57 Other South America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 92 93 102 105 111 125 142 150 +5.4% 393 527 +34.4% Net fee income 41 46 45 46 38 52 62 58 -6.6% 179 210 +17.4% Gains (losses) on financial transactions and other 7 13 13 14 13 22 29 31 +4.9% 47 95 +103.1% Total revenue 140 152 160 166 162 199 233 238 +2.1% 618 832 +34.7% Operating expenses (90) (96) (101) (110) (104) (132) (144) (147) +2.7% (397) (527) +32.8% Net operating income 51 56 59 55 59 67 89 91 +1.3% 221 306 +38.1% Net loan-loss provisions (20) (19) (11) (4) (13) (28) (30) (22) -25.9% (55) (94) +71.0% Other gains (losses) and provisions (1) (1) (1) (4) (1) (1) (3) (2) -44.1% (7) (7) +13.2% Underlying profit before tax 30 37 47 47 45 37 56 66 +18.6% 160 205 +27.8% Underlying consolidated profit 13 21 29 27 25 18 28 40 +41.6% 91 111 +21.9% Underlying attributable profit 14 21 29 27 25 19 28 40 +44.9% 91 112 +23.6%

58 Other South America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 106 109 117 119 121 124 137 146 +6.6% 451 527 +17.1% Net fee income 46 52 51 51 41 52 60 57 -5.3% 201 210 +4.5% Gains (losses) on financial transactions and other 8 14 15 17 14 22 29 31 +6.5% 53 95 +79.5% Total revenue 160 175 183 187 176 197 226 234 +3.4% 704 832 +18.2% Operating expenses (98) (106) (111) (119) (110) (131) (140) (146) +3.9% (434) (527) +21.4% Net operating income 62 69 72 67 66 66 85 88 +2.6% 270 306 +13.1% Net loan-loss provisions (23) (22) (13) (6) (14) (28) (29) (22) -26.0% (63) (94) +48.7% Other gains (losses) and provisions (1) (1) (1) (4) (1) (1) (3) (2) -45.0% (7) (7) +5.0% Underlying profit before tax 38 46 58 58 51 37 53 64 +21.3% 200 205 +2.2% Underlying consolidated profit 20 28 38 35 30 17 26 38 +48.4% 121 111 -8.0% Underlying attributable profit 20 28 38 34 30 18 26 39 +52.0% 120 112 -6.8%

59 Digital Consumer Bank (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 996 1,015 1,017 1,014 1,020 1,012 1,000 990 -1.0% 4,041 4,022 -0.5% Net fee income 188 206 222 204 206 219 204 215 +5.3% 821 843 +2.7% Gains (losses) on financial transactions and other 59 21 71 86 86 30 111 177 +59.4% 237 404 +70.8% Total revenue 1,244 1,242 1,309 1,304 1,312 1,261 1,315 1,382 +5.1% 5,099 5,269 +3.3% Operating expenses (600) (613) (591) (600) (645) (603) (605) (609) +0.5% (2,405) (2,462) +2.4% Net operating income 643 629 718 704 667 658 709 773 +9.0% 2,694 2,807 +4.2% Net loan-loss provisions (166) (142) (141) (78) (148) (139) (142) (115) -19.3% (527) (544) +3.2% Other gains (losses) and provisions (31) (45) (43) (74) (17) (11) 4 (3) — (194) (27) -86.1% Underlying profit before tax 446 442 534 551 502 508 572 655 +14.6% 1,973 2,237 +13.4% Underlying consolidated profit 330 329 420 432 391 385 426 485 +13.7% 1,510 1,687 +11.8% Underlying attributable profit 249 236 324 355 282 290 336 400 +19.3% 1,164 1,308 +12.4%

60 Digital Consumer Bank (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 999 1,014 1,019 1,010 1,015 1,010 1,000 997 -0.2% 4,043 4,022 -0.5% Net fee income 188 206 222 204 206 218 204 215 +5.4% 820 843 +2.8% Gains (losses) on financial transactions and other 61 23 72 86 86 30 111 177 +58.7% 241 404 +67.5% Total revenue 1,249 1,243 1,313 1,301 1,306 1,259 1,315 1,389 +5.6% 5,105 5,269 +3.2% Operating expenses (601) (613) (592) (598) (642) (601) (605) (615) +1.6% (2,403) (2,462) +2.4% Net operating income 647 630 721 703 665 658 710 774 +9.0% 2,702 2,807 +3.9% Net loan-loss provisions (166) (142) (141) (78) (147) (139) (142) (116) -18.4% (528) (544) +3.1% Other gains (losses) and provisions (31) (44) (43) (74) (17) (11) 4 (3) — (192) (27) -86.0% Underlying profit before tax 450 444 537 552 500 508 573 656 +14.5% 1,983 2,237 +12.8% Underlying consolidated profit 333 331 422 431 390 386 427 485 +13.7% 1,517 1,687 +11.2% Underlying attributable profit 253 238 326 354 281 290 336 401 +19.2% 1,171 1,308 +11.7%

61 Corporate Centre (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income (133) (164) (162) (165) (172) (181) (157) (142) -9.4% (624) (652) +4.6% Net fee income (5) (8) (2) (12) (3) 2 (2) (16) — (28) (19) -30.8% Gains (losses) on financial transactions and other (41) (67) (60) 0 (126) (267) (259) (163) -37.2% (168) (815) +386.0% Total revenue (179) (239) (224) (177) (301) (446) (418) (322) -23.1% (819) (1,487) +81.5% Operating expenses (79) (81) (89) (97) (87) (92) (93) (100) +7.7% (346) (372) +7.5% Net operating income (258) (319) (314) (274) (388) (538) (511) (422) -17.5% (1,165) (1,858) +59.5% Net loan-loss provisions (154) (9) (6) 13 (1) (4) 2 13 — (155) 9 — Other gains (losses) and provisions (33) (33) (43) (82) (48) (34) (35) (56) +61.9% (190) (173) -8.9% Underlying profit before tax (445) (361) (362) (343) (437) (577) (544) (465) -14.6% (1,510) (2,022) +33.9% Underlying consolidated profit (402) (409) (420) (303) (462) (577) (543) (466) -14.3% (1,534) (2,049) +33.5% Underlying attributable profit (402) (410) (420) (303) (462) (577) (543) (466) -14.3% (1,535) (2,049) +33.4%

62 Retail Banking (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 7,286 7,573 7,770 7,966 8,094 8,620 9,053 9,113 +0.7% 30,596 34,880 +14.0% Net fee income 1,721 1,768 1,754 1,801 1,816 1,975 1,967 1,891 -3.9% 7,045 7,650 +8.6% Gains (losses) on financial transactions and other 349 297 438 145 184 (55) (21) 46 — 1,229 154 -87.4% Total revenue 9,357 9,638 9,962 9,912 10,095 10,541 10,999 11,050 +0.5% 38,869 42,684 +9.8% Operating expenses (4,137) (4,229) (4,309) (4,429) (4,399) (4,626) (4,775) (4,767) -0.2% (17,103) (18,568) +8.6% Net operating income 5,220 5,409 5,654 5,483 5,695 5,915 6,224 6,282 +0.9% 21,766 24,116 +10.8% Net loan-loss provisions (1,783) (1,724) (2,190) (1,384) (2,111) (2,621) (2,733) (2,745) +0.5% (7,081) (10,210) +44.2% Other gains (losses) and provisions (398) (454) (442) (759) (425) (456) (673) (581) -13.7% (2,052) (2,135) +4.0% Underlying profit before tax 3,039 3,231 3,022 3,340 3,159 2,838 2,818 2,956 +4.9% 12,632 11,772 -6.8% Underlying consolidated profit 2,034 2,212 2,150 2,338 2,311 2,188 2,086 2,256 +8.2% 8,734 8,841 +1.2% Underlying attributable profit 1,728 1,848 1,822 1,991 2,055 1,936 1,899 2,055 +8.2% 7,389 7,946 +7.5%

63 Retail Banking (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 7,861 8,070 8,192 8,411 8,280 8,457 8,853 9,289 +4.9% 32,535 34,880 +7.2% Net fee income 1,844 1,863 1,817 1,879 1,843 1,928 1,924 1,954 +1.6% 7,403 7,650 +3.3% Gains (losses) on financial transactions and other 400 363 499 172 219 (19) 2 (47) — 1,435 154 -89.2% Total revenue 10,105 10,297 10,509 10,463 10,343 10,366 10,779 11,196 +3.9% 41,373 42,684 +3.2% Operating expenses (4,356) (4,426) (4,472) (4,594) (4,456) (4,538) (4,672) (4,901) +4.9% (17,848) (18,568) +4.0% Net operating income 5,749 5,870 6,037 5,869 5,887 5,828 6,107 6,295 +3.1% 23,524 24,116 +2.5% Net loan-loss provisions (1,953) (1,850) (2,343) (1,505) (2,195) (2,589) (2,684) (2,741) +2.1% (7,651) (10,210) +33.4% Other gains (losses) and provisions (404) (450) (444) (769) (422) (429) (659) (625) -5.1% (2,068) (2,135) +3.2% Underlying profit before tax 3,392 3,570 3,249 3,594 3,269 2,810 2,764 2,928 +5.9% 13,805 11,772 -14.7% Underlying consolidated profit 2,253 2,431 2,305 2,502 2,389 2,172 2,052 2,227 +8.5% 9,492 8,841 -6.9% Underlying attributable profit 1,922 2,040 1,957 2,131 2,130 1,924 1,866 2,026 +8.6% 8,050 7,946 -1.3%

64 Corporate & Investment Banking (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 690 716 729 785 786 928 924 907 -1.9% 2,921 3,544 +21.3% Net fee income 462 427 433 422 521 506 491 471 -4.1% 1,744 1,988 +14.0% Gains (losses) on financial transactions and other 466 108 237 144 456 416 571 421 -26.3% 954 1,863 +95.2% Total revenue 1,618 1,252 1,399 1,351 1,763 1,849 1,985 1,798 -9.4% 5,619 7,395 +31.6% Operating expenses (545) (560) (595) (679) (615) (673) (747) (863) +15.5% (2,379) (2,898) +21.8% Net operating income 1,073 691 804 672 1,148 1,176 1,238 935 -24.5% 3,240 4,497 +38.8% Net loan-loss provisions (49) (20) (11) (71) 13 10 (8) (265) — (151) (251) +66.0% Other gains (losses) and provisions (29) 22 (3) (7) (19) (36) (22) (54) +149.3% (17) (131) — Underlying profit before tax 995 693 790 594 1,142 1,149 1,208 616 -49.0% 3,071 4,115 +34.0% Underlying consolidated profit 705 508 579 458 813 824 885 474 -46.4% 2,250 2,996 +33.2% Underlying attributable profit 670 469 540 433 759 772 833 441 -47.1% 2,113 2,805 +32.7%

65 Corporate & Investment Banking (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 721 745 748 799 795 897 884 968 +9.4% 3,013 3,544 +17.6% Net fee income 488 449 445 435 529 496 480 483 +0.7% 1,817 1,988 +9.4% Gains (losses) on financial transactions and other 492 101 234 145 463 408 570 423 -25.8% 972 1,863 +91.7% Total revenue 1,702 1,296 1,427 1,378 1,787 1,801 1,934 1,874 -3.1% 5,803 7,395 +27.4% Operating expenses (572) (584) (615) (701) (625) (665) (731) (877) +20.0% (2,472) (2,898) +17.3% Net operating income 1,130 712 812 677 1,162 1,136 1,202 996 -17.1% 3,331 4,497 +35.0% Net loan-loss provisions (48) (22) (14) (69) 13 10 (8) (266) — (154) (251) +63.0% Other gains (losses) and provisions (30) 30 (3) (11) (19) (36) (21) (55) +155.3% (14) (131) — Underlying profit before tax 1,051 720 795 598 1,156 1,110 1,173 676 -42.4% 3,163 4,115 +30.1% Underlying consolidated profit 736 522 576 454 817 792 859 529 -38.4% 2,288 2,996 +31.0% Underlying attributable profit 697 481 535 428 762 740 807 495 -38.6% 2,141 2,805 +31.0%

66 Wealth Management & Insurance (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 113 115 122 127 145 184 225 271 +20.5% 476 825 +73.2% Net fee income 289 306 315 336 321 334 327 308 -5.7% 1,247 1,291 +3.5% Gains (losses) on financial transactions and other 126 114 209 68 120 118 133 121 -8.6% 516 492 -4.8% Total revenue 528 535 646 531 587 635 685 701 +2.3% 2,240 2,608 +16.4% Operating expenses (223) (225) (228) (238) (244) (252) (263) (283) +7.9% (914) (1,041) +13.9% Net operating income 305 310 418 293 343 384 422 417 -1.1% 1,326 1,566 +18.1% Net loan-loss provisions (4) (6) (10) (18) 0 (9) (5) (1) -79.8% (38) (14) -62.9% Other gains (losses) and provisions (4) (3) 16 (3) (5) (8) (4) (9) +131.4% 6 (26) — Underlying profit before tax 298 301 424 272 338 367 414 408 -1.5% 1,294 1,526 +17.9% Underlying consolidated profit 225 229 317 214 260 286 319 314 -1.4% 985 1,179 +19.7% Underlying attributable profit 214 219 306 202 245 270 302 301 -0.6% 941 1,118 +18.8%

67 Wealth Management & Insurance (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income 118 120 125 130 147 182 222 275 +23.9% 492 825 +67.7% Net fee income 306 322 327 346 327 330 320 314 -1.7% 1,301 1,291 -0.8% Gains (losses) on financial transactions and other 131 117 212 73 124 119 131 117 -10.7% 533 492 -7.8% Total revenue 554 559 665 549 598 631 673 706 +5.0% 2,326 2,608 +12.1% Operating expenses (237) (239) (239) (248) (250) (250) (257) (284) +10.3% (962) (1,041) +8.2% Net operating income 318 320 425 301 347 381 416 423 +1.7% 1,364 1,566 +14.8% Net loan-loss provisions (4) (6) (10) (19) 0 (9) (5) (1) -78.6% (39) (14) -63.8% Other gains (losses) and provisions (4) (2) 16 (3) (5) (8) (4) (9) +135.4% 7 (26) — Underlying profit before tax 310 312 431 279 343 363 407 413 +1.3% 1,331 1,526 +14.6% Underlying consolidated profit 234 238 323 221 264 284 314 318 +1.2% 1,016 1,179 +16.0% Underlying attributable profit 222 227 312 208 249 268 297 304 +2.1% 970 1,118 +15.3%

68 PagoNxt (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income (1) (1) 0 3 2 3 6 11 +67.4% 1 22 — Net fee income 81 127 140 144 157 222 232 270 +16.3% 493 881 +78.6% Gains (losses) on financial transactions and other (14) (4) 4 14 3 11 19 18 -8.2% 0 50 — Total revenue 67 123 144 161 162 236 257 298 +15.8% 495 953 +92.7% Operating expenses (136) (162) (181) (194) (190) (258) (282) (295) +4.6% (673) (1,024) +52.2% Net operating income (69) (40) (36) (33) (28) (22) (24) 3 — (178) (71) -60.4% Net loan-loss provisions (2) (2) (2) (3) (3) (9) (13) (20) +57.1% (10) (44) +336.5% Other gains (losses) and provisions (2) (3) (34) 1 (1) (3) (12) (10) -22.0% (38) (26) -33.3% Underlying profit before tax (73) (46) (73) (35) (32) (33) (50) (27) -46.3% (227) (141) -38.0% Underlying consolidated profit (72) (56) (79) (44) (53) (48) (64) (38) -40.2% (251) (203) -19.0% Underlying attributable profit (72) (56) (79) (47) (54) (50) (69) (42) -39.0% (253) (215) -15.0%

69 PagoNxt (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q4'22 / Q3'22 2021 2022 2022 / 2021 Net interest income (1) (1) (0) 3 2 3 6 11 +68.2% 1 22 — Net fee income 93 144 154 161 168 219 227 267 +17.5% 552 881 +59.7% Gains (losses) on financial transactions and other (14) (3) 5 14 3 11 19 17 -8.8% 2 50 — Total revenue 78 139 159 179 173 232 253 295 +16.8% 554 953 +72.0% Operating expenses (144) (171) (189) (204) (196) (255) (279) (294) +5.5% (708) (1,024) +44.5% Net operating income (66) (32) (30) (26) (23) (23) (26) 1 — (154) (71) -54.2% Net loan-loss provisions (3) (3) (3) (4) (3) (9) (13) (20) +57.7% (12) (44) +272.8% Other gains (losses) and provisions (2) (3) (35) 1 (1) (3) (12) (10) -22.5% (40) (26) -35.0% Underlying profit before tax (71) (38) (68) (29) (27) (34) (51) (29) -43.9% (206) (141) -31.6% Underlying consolidated profit (71) (51) (76) (39) (50) (48) (65) (40) -38.4% (238) (203) -14.5% Underlying attributable profit (71) (51) (76) (42) (51) (50) (70) (44) -37.3% (239) (215) -10.3%

70 Appendix Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

71 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ AuM: Assets under Management ❑ BFG: Deposit Guarantee Fund in Poland ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Bank ❑ CoR: Cost of credit / cost of risk ❑ Covid-19: Coronavirus Disease 19 ❑ DGF: Deposit guarantee fund ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ EPS: Earning per share ❑ ESG: Environmental, social and governance ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ MKS: Market share ❑ mn: million ❑ MREL: Minimum requirement for eligible liabilities ❑ NII: Net interest income ❑ NIM: Net interest margin ❑ NPL: Non-performing loans ❑ NPS: Net promoter score ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ PoS: Point of Sale ❑ Pp: percentage points ❑ PPP: Pre-provision profit ❑ QoQ: Quarter-on-Quarter ❑ Repos: Repurchase agreements ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ SAM: Santander Asset Management ❑ SBNA: Santander Bank NA ❑ SCIB: Santander Corporate & Investment Banking ❑ SC USA: Santander Consumer USA ❑ SME: Small and Medium Enterprises ❑ SRF: Single Resolution Fund ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss absorbing capacity ❑ TNAV: Tangible net asset value ❑ UX: User experience ❑ YoY: Year-on-Year ❑ YTD: Year to date ❑ WM&I: Wealth Management & Insurance

72 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using 13 months from December to December. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ Total coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets DIGITAL ✓ Digital customers: every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days ✓ Transactions monetary & voluntary: customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included ✓ Digital sales: percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    2 February 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer